**Launch Cart, Inc.** (the "Company") a Nevada Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

To Management
Launch Cart, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Emphasis of Matter Regarding Going Concern**

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
September 13, 2023

Vincenzo Mongio

## Statement of Financial Position

| | As of December 31, | |
|---|---|---|
| | **2022** | **2021** |
| ASSETS | | |
| Current Assets | | |
| Cash and Cash Equivalents | 1,908 | 33,845 |
| Interest Receivable - Related Party | - | 24,000 |
| Accounts Receivable | - | 900 |
| Total Current Assets | 1,908 | 58,745 |
| Non-current Assets | | |
| Intangible Assets: Software and IP, net of Accumulated Amortization | 642,800 | 733,655 |
| Convertible Notes Receivable - Related Party | 100,000 | 100,000 |
| Total Non-Current Assets | 742,800 | 833,655 |
| TOTAL ASSETS | 744,708 | 892,398 |
| | | |
| LIABILITIES AND EQUITY | | |
| Liabilities | | |
| Current Liabilities | | |
| Accounts Payable | 309,565 | 216,489 |
| Accrued Expenses | 10,000 | - |
| Line of Credit - Related Party | 120,410 | 42,090 |
| Current Portion of Debt | 206,730 | 9,113 |
| Current Portion of Debt - Related Party | 762,630 | 411,315 |
| Convertible Notes | 722,000 | - |
| Convertible Notes - Related Party | 100,000 | - |
| Accrued Interest | 140,570 | 58,656 |
| Accrued Interest - Related Party | 274,400 | 189,700 |
| Other Liabilities | 29,030 | 4,912 |
| Total Current Liabilities | 2,675,334 | 932,274 |
| Long-term Liabilities | | |
| PPP Loan | 36,452 | 36,452 |
| Future Equity Obligations | 532,200 | 532,200 |
| Notes Payable - Related Party | - | 376,315 |
| Notes Payable | - | - |
| Convertibles Notes | 245,000 | 722,000 |
| Convertible Notes - Related Party | - | 100,000 |
| Total Long-Term Liabilities | 813,652 | 1,766,967 |
| TOTAL LIABILITIES | 3,488,986 | 2,699,242 |
| EQUITY | | |
| Common Stock | 1,036 | 1,021 |
| Preferred Stock | 26 | 26 |
| Additional Paid in Capital | 1,105,772 | 1,060,287 |
| Accumulated Deficit | (3,851,113) | (2,868,177) |
| Total Equity | (2,744,279) | (1,806,843) |
| TOTAL LIABILITIES AND EQUITY | 744,708 | 892,398 |

## Statement of Operations

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2022 | 2021 |
| Revenue | 233,804 | 66,970 |
| Cost of Revenue | 25,809 | 103,468 |
| Gross Profit | 207,995 | (36,498) |
| Operating Expenses | | |
| Advertising and Marketing | 55,391 | 71,644 |
| General and Administrative | 666,625 | 563,161 |
| Rent and Lease | 33,044 | 11,300 |
| Amortization | 254,959 | 222,138 |
| Total Operating Expenses | 1,010,018 | 868,244 |
| Operating Income (loss) | (802,023) | (904,742) |
| Other Income | | |
| Interest Income | - | 8,000 |
| Other | 11,140 | 100,000 |
| Total Other Income | 11,140 | 108,000 |
| Other Expense | | |
| Interest Expense | 184,054 | 188,596 |
| Interest Expense - Related Party | 8,000 | 8,000 |
| Total Other Expense | 192,054 | 196,596 |
| Provision for Income Tax | - | - |
| Total Income from Continuing Operations | (982,936) | (993,338) |
| Revenue from Discontinued Operations | - | 21,741 |
| Cost of Revenue from Discontinued Operations | - | 2,930 |
| Total Income from Discontinued Operations, Net of Tax | - | 18,812 |
| Net Income (loss) | (982,936) | (974,526) |

## Statement of Changes in Shareholder Equity

| | Common Stock | | Preferred Stock | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | # of Shares Amount | $ Amount | # of Shares Amount | $ Amount | APIC | Accumulated Deficit | Total Shareholder Equity |
| Beginning Balance at 1/1/2021 | 10,170,000 | 1,017 | 257,333 | 26 | 860,091 | (1,893,650) | (1,032,517) |
| Issuance of Common Stock | 407,100 | 4 | - | - | 200,196 | - | 200,200 |
| Net Income (Loss) | - | - | - | - | - | (974,526) | (974,526) |
| Ending Balance 12/31/2021 | 10,577,100 | 1,021 | 257,333 | 26 | 1,060,287 | (2,868,177) | (1,806,843) |
| Issuance of Common Stock | 145,500 | 15 | - | - | 45,485 | - | 45,500 |
| Net Income (Loss) | - | - | - | - | - | (982,936) | (982,936) |
| Ending Balance 12/31/2022 | 10,722,600 | 1,036 | 257,333 | 26 | 1,105,772 | (3,851,113) | (2,744,279) |

## Statement of Cash Flows

| | Year Ended December 31, | |
|---|---|---|
| | 2022 | 2021 |
| OPERATING ACTIVITIES | | |
| Net Income (Loss) | (982,936) | (974,526) |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | |
| Amortization | 254,959 | 222,138 |
| Accounts Payable | 103,076 | (12,510) |
| Accounts Receivable | 900 | (900) |
| Accrued Interest | 81,914 | 81,656 |
| Accrued Interest - Related Parties | 84,700 | 81,200 |
| Interest Receivable | 24,000 | (8,000) |
| Payroll Tax Liability | - | 730 |
| Other Liabilities | 24,118 | - |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | 573,667 | 364,313 |
| Net Cash provided by (used in) Operating Activities | (409,270) | (610,213) |
| INVESTING ACTIVITIES | | |
| Software Development | (164,104) | (269,536) |
| Net Cash provided by (used by) Investing Activities | (164,104) | (269,536) |
| FINANCING ACTIVITIES | | |
| Proceeds from the Issuance of Common Stock | 15 | 4 |
| Additonal Proceeds from Paid-in Capital | 45,485 | 200,196 |
| Proceeds from Notes Payable and Convertible Notes, Net of Repayments | 442,617 | 818,349 |
| Repayments of Notes Payable - Related Parties, net of Proceeds | (25,000) | (67,121) |
| Proceeds from Line of Credit - Related Parties | 78,320 | 11,449 |
| Repayment of PPP Loan | - | (54,435) |
| Net Cash provided by (used in) Financing Activities | 541,437 | 908,441 |
| Cash at the beginning of period | 33,845 | 5,152 |
| Net Cash increase (decrease) for period | (31,937) | 28,692 |
| Cash at end of period | 1,908 | 33,845 |

**Launch Cart, Inc.**
**Notes to the Unaudited Financial Statements**
**December 31st, 2022**
**$USD**

## NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Launch Cart, Inc ("the Company") was formed in Nevada on August 2nd, 2019. The Company is an E-commerce SaaS company and is building an integrated drop shipping marketplace called Source & Sell Marketplace.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

## Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

During the periods under review, the Company primarily generated revenue via E-commerce sales. The Company's primary performance obligation was the delivery of products. Revenue was recognized at the time of shipment. Net of estimated returns. Coincident with revenue recognition, the Company established a liability for expected returns and recorded an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability. The Company generated $121,096 in 2022 related to these sales.

In 2022, the Company also generated revenue from transactions fees associated with free LaunchCart accounts. The Company charges 6% (3% in 2022 and earlier) of the transaction amount from the client's stripe account after the transaction is complete. The Company's primary performance obligation is to ensure all requirements of the sale and to maintain an acceptable level of software uptime for users of LaunchCart accounts. The Company generated $12,956 in 2022 related to these transactions' fees.

In 2022, the Company also generated revenue through SAAS and Training. The Company's primary performance obligation is to ensure satisfying all agreed upon requires as well as maintain an acceptable level of software uptime for users of its SAAS. The Company generated $99,752 in 2022 related to this revenue stream.

## Other Income

The Company had $100,000 in other income in 2021 resulting from forgiveness of one of their PPP loans.

## Discontinued Operations

The Company had a decrease in revenue of $822,386 to $88,712 from 2020 to 2021, respectively, primarily due to the discontinuation of the Company's traditional E-commerce operations in February of 2021. The E-commerce line was assigned back to the Company's sister company, T-REXecom, Inc. The Company generated revenue of $484,881 and $21,741 in 2020 and 2021, respectively, from this discontinued line of operations.

## Royalties

The Company entered into a royalty agreement on May 28th, 2021, resulting in $100,029 being paid out in 2021. The agreement is effective through December 31st, 2024, but contains two automatic renewal terms of three years each for which the Company will pay a minimum guarantee which is either 25% greater than amount of the minimum guarantee paid during the prior year, or 10% greater than the actual royalty paid during the prior calendar year, whichever sum is higher, which payments will be made in equal installments on or before the end of each calendar quarter. The agreement required a minimum royalty amount to be paid during the 3-year term totaling $375,000 including $125,000 to be paid out in 2023 and $150,000 to be paid out in 2024.

## Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles-Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset. Costs related to preliminary project activities and post implementation activities are expensed as incurred.

A summary of the Company's intangible assets is below.

| Property Type | Useful Life in Years | Cost | Accumulated Amortization | Disposals | Book Value as of 12/31/22 |
|---|---|---|---|---|---|
| Software | 5 | 1,241,460 | (675,327) | - | 566,134 |
| Intellectual Property | 15 | 100,000 | (23,333) | - | 76,667 |
| **Grand Total** | **-** | **1,341,460** | **(698,660)** | **-** | **642,800** |

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

**Warrants** – The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2021 and 2022 to be negligible.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2022:

| Exercise Price | Number Outstanding | Expiration Date |
|---|---|---|
| $0.01 | 115,000 | Varies |
| $1.00 | 36,000 | Varies |
| $1.25 | 100,000 | Varies |
| $2.00 | 1,126,750 | Varies |
| | 1,377,750 | |

A summary of the warrant activity for the years ended December 31, 2022 is as follows:

| | Shares | Weighted-Average Exercise Price |
|---|---|---|
| Outstanding at January 1, 2022 | 1,125,250 | - |
| Grants | 252,500 | - |
| Exercised | - | - |
| Canceled | - | - |
| Outstanding at December 31, 2022 | 1,377,750 | - |
| | | |
| Vested and expected to vest at December 31, 2022 | 1,377,750 | - |
| Exercisable at December 31, 2022 | 1,377,750 | - |

The Company issued warrants to all convertible note holders as a bonus for investing. The holders of the convertible notes received a warrant at the rate of 1 warrant per $2 invested with a term of 60 months exercisable at $2 per share of common stock. There were 1,377,750 warrants issued and outstanding as of December 31st, 2022.

From May 17th, 2022 to June 24th, 2022 a Marketing Intern for the Company was issued Common Stock Purchase Warrants with an exercise price of $.01 cent per share based on the following formula: 130 stock options per 10-hour week, based on an hourly rate of $19.50 and a stock price of $1.50. During the 57-week internship, the intern accumulated 7,410 in stock options. Warrants have not been issued.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and California. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

**NOTE 3 – RELATED PARTY TRANSACTIONS**

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

**Related Party Notes Payables:**
In 2019, the Company entered into a loan agreement with a shareholder totaling $10,000. The loan accrued interest at 12% and was due on demand. The balance of the loan was $10,000 as of December 31$^{st}$, 2020. The loan was converted into 12,600 shares of the Company's common stock at $1.00 per share in 2021.

In 2019, the Company entered into a loan agreement with a shareholder totaling $50,000. The loan accrued interest at 12% and was due on demand. The balance of the loan was $50,000 as of December 31$^{st}$, 2020. The loan was fully repaid in 2021.

In 2019, the Company entered into a loan agreement with a shareholder totaling $25,000. The loan accrued interest at 12% and was due on demand. The balance of the loan was $25,000 as of December 31$^{st}$, 2022. The loan was converted into 30,500 shares of the Company's common stock at $1.00 per share in 2022. The accrued interest related to this loan was $4,500 as of December 31$^{st}$, 2021.

The Company entered into a loan agreement with a shareholder totaling $10,000. The loan accrued interest at 12% and was due on demand. The balance of the loan was $10,000 as of December 31$^{st}$, 2022. The accrued interest related to this loan was $2,400 as of December 31$^{st}$, 2022.

In 2019, the Company entered into a loan agreement with its sister company totaling $1,000,000. The loan accrues interest at 8% and is due in 2023. The balance of the loan was $752,630 as of December 31$^{st}$, 2022. The accrued interest related to this loan was $240,000 as of December 31$^{st}$, 2022.

The Company entered into a loan agreement with its sister company resulting in a balance of $9,588 as of December 31$^{st}$, 2020. The loan did not accrue interest. The balance was fully paid off in 2021.

**Related Party Line of Credit:**

The Company has had funds advanced via a line of credit to it in both 2021 and 2022 from the parent company in order to fund operations. The amounts do not accrue interest and are due on demand. The total balance was $120,410 as of December 31st, 2022.

**Related Party Convertible Notes Receivable:**

The Company had a convertible note receivable with a related party totaling $100,000. The loan accrues simple interest at 8% and is due on demand. The notes are convertible into shares of the other company's common stock at a 20% discount during a change of control or qualified financing event. There was $32,000 in accrued interest receivable as of December 31st, 2022.

## NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

The Company entered into litigation in 2022 against a former advisor who provided program services. The Company alleges that the advisor misled them resulting in the Company overpaying for services in the amount of approximately $25,000. The advisor is seeking the application and $75,000. The Company expects to bring this to trial in 2023.

On November 11th, 2022, the Company entered into a joint venture agreement for the objective of enlisting celebrities and influencers as brand ambassadors and to build and host E-commerce merchandise stores on the Company's platform, for the specific purpose of gaining clients and awareness for the Company platform. The agreement also resulted in the Company offering up to 500,000 in common stock warrants exercisable at $.01 per share.

On March 1st, 2022, the Company entered into a Joint Venture Agreement with an eCommerce influencer, whereas the influencer would perform training and product creation on behalf of the Company in exchange for 5,000, $.01 cent common stock purchase warrants for a 6 month period of time. The agreement is on a performance basis and the Company has not performed and the agreement will likely be cancelled.

## NOTE 5 – DEBT

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $10M.

The Company has entered into several convertible note agreements for the purposes of funding operations totaling $1,067,000 as of December 31st, 2022. The interest on the notes was 10%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2023 and 2024. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event. See Equity Based Compensation disclosure above for details of warrants issued to all note holders. The accrued interest related to these loans was $188,900 as of December 31st, 2022.

In 2020, the Company entered into a PPP loan agreement totaling $100,000. The loan accrued interest at 1% and was fully forgiven in 2021. The Company entered into a second PPP loan totaling $45,565. The loan accrued interest at 1% and is due in 2026. The balance of the loan was $45,565 as of December 31st, 2022. The accrued interest related to this loan was $911 as of December 31st, 2022.

On March 1st, 2022, the Company entered into a Convertible Promissory note with Truestar Investments Ltd for $100,000 cash to be repaid over a 1 year period of time with 5 installments of $23,000 to cover principal and interest plus a the issuance of 15,000 common stock warrants exercisable at $.01 cent per share, which have been exercised, and 100,000 warrants exercisable at $1.25 per share for a period of 10 years. The loan requires interest at a flat fee of $15,000. The loan is due in 2023. The balance of the loan was $100,000 as of December 31st, 2022. This note is currently in default and the parties entered into a Partial Accord and Satisfaction Agreement where the Company will be issuing a stock grant in the amount of 35,3556 shares along with 35,556 $.50 cent common stock purchase warrants to satisfy the late payments.

From October through December of 2022, the Company entered into various bridge loans for which it received a total of $80,000. The loans accrue interest at 10%. The Company shall pay these Obligation in full on or before three hundred and sixty-five days from the date listed above, or at the closing of the Company's $5,000,000 round that is currently being offered by the Company. There was $667 in accrued interest associated with these loans.

The Company entered into a Stripe Capital Loan for which they received $22,300. The loan requires a repayment of $23,392 including a loan fee of $1,092. The loan requires repayments of 20% of their merchant receivables every 30 days until the entire loan is paid off in 2023.

*Debt Summary*

| Debt Instrument Name | Principal Amount | Interest Rate | Maturity Date | For the Year Ended December 2022 | | | | For the Year Ended December 2021 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Current Portion | Non-Current Portion | Total Indebtedness | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness | Accrued Interest |
| Bridge Loans | 80,000 | 10% | 2023 | 80,000 | - | 80,000 | 667 | - | - | - | - |
| Noted Payable - Related Party 1 | 10,000 | 10% | 2022 | 10,000 | - | 10,000 | 2,400 | 10,000 | - | 10,000 | 1,200 |
| Noted Payable - Related Party 2 | 25,000 | 12% | 2022 | - | - | - | - | 25,000 | - | 25,000 | 4,500 |
| Notes Payable - Related Party 3 | 1,000,000 | 8% | 2023 | 752,630 | - | 752,630 | 240,000 | 376,315 | 376,315 | 752,630 | 160,000 |
| Stripe Capital Loan | 22,300 | Loan Fee - $1,092 | 2023 | 17,617 | - | 17,617 | 1,092 | - | - | - | - |
| PPP Loan | 45,565 | 1%% | 2026 | 9,113 | 36,452 | 45,565 | 911 | 9,113 | 36,452 | 45,565 | 456 |
| Convertible Notes | 967,000 | 10% | 2023-2024 | 722,000 | 245,000 | 967,000 | 122,900 | - | 722,000 | 722,000 | 58,200 |
| Convertible Note - Related Party | 100,000 | 8% | 2023 | 100,000 | - | 100,000 | 32,000 | - | 100,000 | 100,000 | 24,000 |
| Note Payable | 100,000 | Loan Fee - $15,000 | 2023 | 100,000 | - | 100,000 | 15,000 | - | - | - | - |
| **Total** | | | | 1,791,360 | 281,452 | 2,072,812 | 414,970 | 420,428 | 1,234,767 | 1,655,195 | 248,356 |

**Debt Principal Maturities 5 Years Subsequent to 2022**

| Year | Amount |
|---|---|
| 2023 | 1,791,360 |
| 2024 | 254,113 |
| 2025 | 9,113 |
| 2026 | 18,226 |
| 2027 | - |
| Thereafter | - |

**NOTE 6 – EQUITY**

The Company has authorized 75,000,000 shares of common stock at a par value of $0.0001, of which 10,722,600 common shares were issued and outstanding as of December 31$^{st}$, 2022.

**Voting:** Common stockholders are entitled to one vote per share

**Dividends:** The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 25,000,000 shares of preferred stock at a par value of $0.0001, of which 257,333 preferred shares were issued and outstanding as of December 31$^{st}$, 2022.

**Voting:** Preferred shareholders have 1 vote for every common share they could own if converted.

**Dividends:** Holders of Series A Preferred Stock are entitled to receive non-cumulative dividends, when, if, and as declared by the Board of Directors, on an equal basis with the Common Stock. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2022, no dividends had been declared.

**Liquidation Rights:** Holders of Series A Preferred Stock are entitled to receive 100% of their original investment "Liquidation Right" (plus declared but unpaid dividends), and no more, before any distribution or payment is made to holders of Common Stock or other junior stock in the event of the dissolution, liquidation or winding up of the Company, if, in any such event, the assets of the Company are insufficient to permit full payment, the holders of Series A Preferred Stock will be entitled to a ratable distribution of the available assets. A consolidation, merger, or sale of all or substantially all of the assets of the Company will not be considered liquidation, dissolution or winding up for these purposes.

**Conversion Rights:** The Series A Preferred Stock is convertible, at the option of the holder at any time after issuance, at the rate of one share of Common Stock for each share of Series A Preferred Stock. The conversion rate is subject to adjustment from time to time in the event of certain stock dividends, stock divisions or combinations of the Common Stock, issuance of convertible securities with a conversion rate less than the then current conversion rate for the Series A Preferred Stock, or sale of Common Stock at a price less than the then current conversion rate of the Series A Preferred Stock. In the case of a consolidation or merger of the Company with or into any other corporation, or in case of any sale or transfer of substantially all the assets of the Company, a holder of Series A Preferred Stock will be entitled to receive on conversion the consideration which the holder would have received had he/she converted immediately prior to the occurrence of the event. No adjustment in the conversion rate will be required unless it would result in at least a $0.01 change in the rate; however, any adjustment not made will be carried forward.

**NOTE 7 – SUBSEQUENT EVENTS**

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 13, 2023, the date these financial statements were available to be issued.

The Company entered into various bridge loans totaling $165,000 in 2023. $125,000 of the loans accrue interest at 18% and $40,000 of the loans accrue interest at 10%. The loans will be either repaid in early 2024 or by the proceeds of the crowdfunding campaign under regulation CF.

**NOTE 8 – GOING CONCERN**

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

**NOTE 9 – RISKS AND UNCERTAINTIES**

The Company's business is subject to a number of risks and uncertainties. These risks could materially and adversely impact the Company's business, financial condition, results of operations, and future prospects, which could cause the value of the Company to decline and could result in a loss of future investments. Some of these risks include:

- the Company's growth may not be sustainable and depends on their ability to attract new merchants, retain existing merchants and increase sales to both new and existing merchants;
- the Company's business could be harmed if they fail to manage growth effectively;
- the Company has a history of losses and may be unable to achieve profitability;
- the Company's limited operating history in a new and developing market makes it difficult to evaluate their current business and future prospects and may increase the risk that they will not be successful;
- if the Company fails to improve and enhance the functionality, performance, reliability, design, security and scalability of their platform in a manner that responds to their merchants' evolving needs, the business may be adversely affected; and
- payment transactions on Launch Cart may subject the Company to regulatory requirements and other risks that could be costly and difficult to comply with or that could harm the business.
- the Company is in a highly competitive market that is already entrenched with a number of incumbents, many worth multiple billions of dollars. This means the Company is competing with very minimal resources against large players, which could impact their ability to grow.

As a result of these risks and other risks, there is no guarantee that the Company will experience growth or profitability in the future.

**Implications of Being an Emerging Growth Company**

The Company qualifies as an "emerging growth company" pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable generally to public companies in the United States. These provisions include:

- an exemption to include in an initial public offering registration statement less than five years of selected financial data; and
- an exemption from the auditor attestation requirement in the assessment of the emerging growth company's internal control over financial reporting.

The JOBS Act also permits an emerging growth company such as the Company to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. The Company has not elected to avail itself of the exemption that allows emerging growth companies to extend the transition period for complying with new or revised financial accounting standards. This election is irrevocable.

The Company will remain an emerging growth company until the earliest of:

- the last day of their fiscal year during which they have total annual gross revenues of at least $1.0 billion;
- the last day of their fiscal year following the fifth anniversary of the completion of this offering;
- the date on which they have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or
- the date on which they are deemed to be a "large accelerated filer" under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of their Class A subordinate voting shares and Class B multiple voting shares that are held by non-affiliates exceeds $700 million as of the last business day of their most recently completed second fiscal quarter.

The Company has availed itself in this prospectus of the reduced reporting requirements described above with respect to selected financial data. As a result, the information that the Company is providing may be less comprehensive than what you might receive from public companies. When they are no longer deemed to be an emerging growth company, they will not be entitled to the exemptions provided in the JOBS Act discussed above.

## Risks Related to the Company's Business and Industry

The Company's rapid growth may not be sustainable and depends on their ability to attract new merchants, retain existing merchants and increase sales to both new and existing merchants.

The Company principally generates revenues through the sale of subscriptions to their platform and the sale of additional solutions to their merchants.

The Company's subscription plans typically have a one-month term, although a small percentage of their merchants have annual or multi-year subscription terms.

The Company's merchants have no obligation to renew their subscriptions after their subscription term expires. As a result, even though the number of merchants using their platform has grown rapidly in recent years, there can be no assurance that they will be able to retain these merchants. In fact, they have historically experienced merchant turnover as a result of many of their merchants being SMBs that are more susceptible than larger businesses to general economic conditions and other risks affecting their businesses.

Further, many of these SMBs are in the entrepreneurial stage of their development and there is no guarantee that their businesses will succeed. The Company's costs associated with subscription renewals are substantially lower than costs associated with generating revenue from new merchants or costs associated with generating sales of additional solutions to existing merchants.

Therefore, if they are unable to retain merchants, even if such losses are offset by an increase in new merchants or an increase in other revenues, their operating results could be adversely impacted.

The Company may also fail to attract new merchants, retain existing merchants or increase sales to both new and existing merchants as a result of a number of other factors, including:

- reductions in their current or potential merchants' spending levels;
- competitive factors affecting the software as a service, or SaaS, business software applications market, including the introduction of competing platforms, discount pricing and other strategies that may be implemented by their competitors;
- the Company's ability to execute on their growth strategy and operating plans;
- a decline in their merchants' level of satisfaction with their platform and merchants' usage of their platform;
- changes in their relationships with third parties, including their partners, app developers, theme designers, referral sources and payment processors;
- the timeliness and success of their solutions;
- the frequency and severity of any system outages;

- technological change; and
- their focus on long-term value over short-term results, meaning that they may make strategic decisions that may not maximize their short-term revenue or profitability if they believe that their decisions are consistent with their mission and will improve their financial performance over the long-term.

## *COVID-19*

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.